 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Accelerize Inc.

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

00435A102

(CUSIP Number)

Darren Dayton

143 Calle Mayor

Redondo Beach, CA 90277

(424) 275-9669

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 20, 2019

(Date of Event which Requires Filing of this Statement )

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

 NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

 * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

 The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00435A102	13D	Page 2 of 6 Pages
1.	Names of reporting persons Darren Dayton
2.	Check the appropriate box if a member of group (See Instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (See Instructions) PF, OO
5.	Check if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)☐
6.	Citizenship or place of organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole voting power 30,793,667 (1)
	8.	Shared voting power 0
	9.	Sole dispositive power 30,793,667 (1)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 30,793,667 (1)
12.	Check if the aggregate amount in row (11) excludes certain shares (See Instructions) ☐
13.	Percent of class represented by amount in row (11) 30.9%
14.	Type of reporting person (See Instructions) IN

(1) Includes 30,000,000 shares of Common Stock that are owned directly by Emerging Growth LLC, a Delaware limited liability company, of which the reporting person is the manager and the sole member. The reporting person disclaims beneficial ownership of such reported securities.

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.001 per share (the “Common Stock”), of Accelerize Inc., a Delaware corporation (the “Company”), with its principal executive offices located at 2601 Ocean Park Boulevard, Suite 310, Santa Monica, CA 90405.

Item 2.	Identity and Background

(a)           This statement is being filed by Darren Dayton (the “Reporting Person”).

(b)           The Reporting Person’s business address is 143 Calle Mayor, Redondo Beach, CA, 90277.

(c)           The Reporting Person is the manager and sole member of Emerging Growth LLC, a Delaware limited liability company (“Emerging Growth LLC”), with a business address of 143 Calle Mayor, Redondo Beach, CA, 90277.

(d)           The Reporting Person has not, during the last five years, been convicted in a criminal proceeding.

(e)           The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result if such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person acquired 793,667 shares of Common Stock by purchase through the use of his personal assets. Emerging Growth LLC was issued 30,000,000 shares of Common Stock by the Company as partial consideration for the purchase by the Company of certain assets from Emerging Growth LLC on June 20, 2019 (the “Asset Sale”).

Item 4.	Purpose of Transaction

All of the shares beneficially owned by the Reporting Person and reported in this statement were acquired for investment purposes.  In connection with the Asset Sale, Emerging Growth LLC was given the right to appoint two members to the Company’s board of directors, which appointment has not occurred yet. Except for the foregoing, the Reporting Person has no plans or proposals to implicate the actions described in clauses (a) through (j) of Item 4.

Item 5.	Interest in Securities of the Issuer

(a)           Pursuant to the most recent available filing with the Commission by the Company (Form 10-Q filed on May 20, 2019), 66,179,709 shares of Common Stock were outstanding as of May 20, 2019.  The Company subsequently issued 33,500,000 shares of Common Stock on June 20, 2019 in connection with the Asset Sale and other transactions, such that 99,679,709 shares of Common Stock were outstanding as of June 20, 2019. The Reporting Person may be deemed to beneficially own 30,793,667 shares of Common Stock, or 30.9% of the outstanding Common Stock, which includes 30,000,000 shares of Common Stock issued to Emerging Growth LLC for which the Reporting Person disclaims beneficial ownership.

(b)           The Reporting Person has sole voting and dispositive power of 30,793,667 shares of Common Stock, which includes 30,000,000 shares of Common Stock issued to Emerging Growth LLC for which the Reporting Person disclaims beneficial ownership.

(c)           None.

(d)           Except for 30,000,000 shares of Common Stock issued to Emerging Growth LLC, of which the Reporting Person is the sole member and manager, no other person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.	Material to be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 3, 2019

Darren Dayton

/s/ Darren Dayton
Name: Darren Dayton